ARS
PE 12/31/01

02029065

C2, Inc.

2001 ANNUAL REPORT

TOTAL LOGISTIC CONTROL

ZERO ZONE

C2, Inc.

We are an entrepreneurial investment and operating company currently engaged in providing integrated logistics and facility management services through our 100% owned subsidiary, Total Logistic Control (TLC), and refrigerated merchandising case and refrigeration systems manufacturing through our 70.6% owned subsidiary, Zero Zone. We believe it is important that our shareowners, customers, associates and vendors understand our enduring mission and guiding principles.

Our Mission:

The mission of C2 is to be an independent corporation that maximizes shareholder value by owning and developing businesses which produce superior returns on equity over the long term.

Our Guiding Principles:

- We act with the highest standard of integrity in all relationships.
- Common sense and sound judgment guide our actions.
- We work to build companies which produce recurring, growing earnings by being the best at what they do.
- Our focus is on serving our customers' interests with quality, creative, cost-effective services and products.
- We value and respect the individual and seek to associate ourselves with persons of high character and experience.
- We reinvest the cash flow from our operating businesses to fund growth. This is a long-term investment strategy aimed at appreciation and compounding value, rather than cash dividends.

Dear Fellow Shareholders,

This is the third year of operations for C2, Inc. since its inception in February, 1999. The financial results reported for fiscal 2001 on their face are disappointing as both our operating businesses underperformed plan and last year's profit levels. These results, however, do not provide guidance for the future performance of the Company, nor do they reflect the significant progress we made in positioning both Total Logistic Control and Zero Zone to achieve meaningful improvement in both the level and quality of future earnings. We are encouraged with the strong growth reported throughout 2001, particularly in integrated logistic services, as well as the level of profitability Zero Zone was able to generate in the face of a significant decline in the overall demand in its industry. The details of the financial results, as well as the factors influencing the performance in 2001, will be fully discussed later in this report.

It is important for existing and prospective share owners to understand the strategic approach we are pursuing to build this Company, as well as the specific achievements and objectives which form the basis of our optimism for C2's future prospects. C2 owns two very fine businesses in TLC and Zero Zone. Each is well managed by a team of high caliber professionals in whom we have full confidence. While neither company is the largest in its industry, both are recognized as leading niche providers of the highest quality services or products. They are each standard setters in their respective industries, providing the largest and most demanding customers with consistent value-added service year after year. This forms the strong base upon which our efforts are focused in building long term profitable growth, and consequently, the equity value of C2.

At TLC our challenge has been to respond to a rapidly changing market characterized by significant consolidation in both the customer base (food producers) and among our competitors. Growth in the frozen food industry has slowed and intense price pressures have resulted. TLC's response has been to differentiate itself by providing the broadest array of integrated logistic services across all temperatures of any third-party provider and to offer a real value equation to its customers. During 2001 we made good progress transforming this company from a primarily asset-based provider of services on a transactional basis to one that provides long-term, value-added integrated logistic services that are underpinned by multi-year contracts.

At TLC our focus is disciplined and specific:

- Profitable growth emphasizing internal development of contractual, multi-year service relationships.
- Conversion of certain public warehousing capacity to contractual, multi-year dedicated service programs.

- Development of new long term dedicated facility management projects.
- Growth in Transportation Fleet Operations and Logistic Management Services supported by contractual, multi-year arrangements, preferably with customers for whom TLC provides warehousing or dedicated facility management services.
- Deleveraging the balance sheet through growing operating earnings and select asset sales.

At Zero Zone our challenge has been to respond to declining demand caused by reduced or deferred capital spending in the supermarket, convenience store and retail drug store chains. These industry segments have also undergone significant consolidation which is continuing. As spending levels slowed in 2000 and then fell even more dramatically in 2001, many new store openings and existing store renovation programs were cancelled or delayed. Zero Zones' response throughout 2001 has been to right-size its operations, aggressively move to lower costs, maintain its high service level and continue to bring new products to market.

The operating strategy we are employing at Zero Zone is:

- Broaden the Company's product offering through internal development of new products and selective acquisitions.
- Leverage the Company's recent acquisition of Zero Zone Refrigeration by presenting an integrated offering of refrigerated display casements and refrigeration control and power systems to the marketplace.
- Employ directed marketing efforts to broaden Zero Zone's customer base within the retail grocery, convenience and drug store chains.
- Aggressively defend Zero Zone's proprietary relationships by emphasizing its industry-leading value equation for product performance and high service.

We are confident in the strategic direction guiding both of our businesses. The opportunity to drive meaningful long term growth and improvement in operating profitability is clear and at hand. We have first rate operating management in both businesses whose interests are in full alignment with shareholders to develop confident, long term, high quality growing earnings. We are confidently optimistic about C2's future prospects in building these companies soundly and creating increased market valuation for our equity.

Average Quarterly Share Price


$10.00
$8.00
$6.00
$4.00
$2.00
Dec '00
Mar '01
Jun '01
Sep '01
Dec '01

Operations

Consolidated revenues in 2001 totaled $212,445,000 reflecting an increase of 16 percent over last year's level of $183,450,000. Growth in revenues came from TLC which reported an impressive 30 percent increase in logistics services driven by both new programs in Dedicated Facility Solutions and growth in existing Logistic Management Services and Transportation accounts. Product sales in 2001 declined 8 percent, to $64,782,000 due primarily to reduced capital spending for new store openings and renovations throughout the supermarket and convenience store industries.


Revenues
$ million
0
20
40
60
80
100
120
140
160
180
200
220
146
183
212
50
70
65
96
113
147
1999
2000
2001
Product Sales
Logistic Services

Operating earnings before capital charges and taxes in 2001 totaled $15,618,000, down from last year's level of $19,048,000 reflecting the decline in product sales at Zero Zone, lower volume in warehousing operations and increased overhead expenses at TLC to support future growth.


EBITDA
$ million
0
5
10
15
20
16.6
19.0
15.6
1999
2000
2001

Consolidated net earnings in 2001 were $812,000, or $0.16 per fully diluted share, compared to $1,995,000, or $0.38 per fully diluted share reported for fiscal 2000. The decline in net earnings resulted from lower results at both TLC and Zero Zone, particularly in the second half of the year.


EPS
Continuing Operations
$0.00
$0.15
$0.25
$0.35
$0.45
0.27
0.38
0.16
1999
2000
2001

After tax cash flow from operations was again strong at $9,525,000, all of which was reinvested in TLC and Zero Zone's businesses to fund capital additions, growth in working capital and debt retirement.


Capital Expenditures
$ million
0
2
4
6
8
10
12
7.4
9.8
4.4
1.0
1.6
0.8
6.4
8.2
3.6
1999
2000
2001
Product Sales
Logistic Services

As we have stated in prior reports, our strategy entails full reinvestment of each company's cash flow as the most productive and tax efficient means of building C2's earnings and capital resources over the long term. Consequently, we do not foresee the payment of cash dividends which we view as an inefficient means of providing value to shareholders, particularly given our largely individual shareholder base.

Total Logistic Control

Total Logistic Control (TLC) is a national provider of integrated logistic services. These services are provided primarily to producers and distributors of consumer and industrial products including food, beverage and health and beauty aids, and office furniture. Specific services include refrigerated and dry warehousing, logistics engineering and management,

Facility Locations


27 Distribution Centers
5 Driver Terminals
Contract Manufacturing

transportation, dedicated facility and operations management, fulfillment, food distribution, and packaging services. Operations are conducted through 28 logistic centers with 36.3 million cubic feet of refrigerated capacity and more than 2 million square feet of dry warehouse space. TLC operates a fleet of 335 tractors with 560 refrigerated and dry trailers.

TLC is undergoing a strategic transformation from largely an asset-based provider of warehouse and transportation services to an integrated logistics and facility management services business. This strategic change is occurring because we see a definite need for high volume, consumer products businesses to rationalize their manufacturing and supply chain thereby creating more efficient and improved distribution, lower inventory, and most importantly, lower costs. In recent years producers have focused on reducing manufacturing costs to stay competitive. Today, the area of keen focus for producers is the improvement of their entire supply chain, from the procurement of raw material to the delivery of finished products to the ultimate consumer. Keys to success today increasingly involve information technology which enables rapid response strategies to improve both product flow and customer service. Additionally, producers are seeking providers of logistics services who can be the single point of accountability in managing transportation, warehousing, inventory levels



and reverse flow logistics. Through collaborative consulting, TLC provides design and implementation strategies to improve the distribution channel for its clients. It has the capability of implementing these strategies utilizing its own assets in warehousing and transportation, or in managing the program by contracting with other logistics providers using state-of-the-art systems to optimize logistic requirements.

During the past three years, TLC has invested heavily in building the management team, a full range of service capabilities, and information systems. TLC's clients clearly recognize this commitment, as indicated by TLC being chosen as one of the "Top 10" logistics providers by "Inbound Logistics Magazine" for the fourth consecutive year.

Top 10 Providers of 3PL Excellence - 2001
(as reported by Inbound Logistics)

1. **Ryder Integrated Logistics**
2. **Menlo Logistics**
3. **Schneider Logistics**
4. **Penske**
5. *Tie between* **Fed Ex Supply Chain Services & UPS Logistics Group**
6. **Exel**
7. **C.H. Robinson**
8. **Hub Group**
9. **Total Logistic Control**
10. *Tie between* **Danzas AEI, Fritz & GATX Logistics**

TLC's Logistic Management Services Group was a key part of the Company's growth in 2001. Revenues attributable to this group increased from approximately $15 million in 2000, to $44.3 million in fiscal 2001. During the year, two major contracts provided most of this growth, Alltrista Consumer Products Company and Guiness UDV North America. Early in the year, Alltrista, the largest manufacturer of home canning products, awarded TLC a multi-year logistics management contract which entails load-building and tendering for transport of approximately 23,000 annual shipments.

TLC has also provided Logistic Management Services to Guiness UDV under a design and implementation strategy which revamped this customer's U.S. distribution of its malt-based products. Distribution centers at strategic port locations around the country have enabled Guiness' distributors' rapid response order fulfillment. Implementation of this program has played a significant role in supporting Guiness' promotion and growth strategy for the U.S. market. In 2001, this program expanded to include TLC managing the rollout of Smirnoff Ice, a new malt-based, ready-to-drink beverage. This product has been hugely successful with volumes far exceeding original expectations. TLC responded commensurately, dedicating additional resources to the program in support of Smirnoff Ice's increased logistical requirements to meet the market's strong demand.

The successful performance-based partnering relationship which TLC and Guiness UDV have achieved has led to TLC being awarded a major, new long-term contract to staff and operate a large brewery production facility in Fogelsville, Pennsylvania to produce Smirnoff Ice. Start-up of this program commenced in January, 2002.



2001 was the first year of operation for TLC's Dedicated Facility Solutions Division. With revenues of $5,289,000, this strong beginning is testimony to the recognition in the marketplace of TLC's capabilities which were augmented with the acquisition of the ProSource Group in September 2000. Led by Bob Koerner, now President of TLC, this division provides complete facility development and management of dedicated operations in distribution and/or manufacturing, with a primary focus on food and beverage products. Development of these projects typically entails consulting and design services which are additional sources of revenue for TLC.

TLC's first dedicated facility contract was signed in April, 2001 and consists of a long-term management services agreement to operate Cadmus Communications Corporation's Maryland fulfillment center. This is a 200,000 sq. ft. fulfillment center for more than 100,000 high quality medical, scientific and technical journals published by Cadmus. This program entails TLC staffing a 49-employee facility to fulfill orders on behalf Cadmus. One of TLC's mandates has been to aggressively lower the operating costs of this facility which had previously been operated by the client. Meaningful improvement in both productivity and cost reduction has occurred under TLC's management.

TLC's transportation operations performed well in 2001 exceeding planned top line growth and profitability. Revenues for this segment grew 19 percent in 2001 to $52,658,000. This is particularly noteworthy given the trucking industry's poor performance over this same time frame. TLC's strategy in this operation is to provide transportation services on a dedicated or contractual basis to customers who also use warehousing and other services provided by TLC. This strategy substantially reduces the exposure of TLC's assets to the vagaries of the freight market and enables our fleet to be right-sized, a key component to operating profitability. It was core customer growth that led to the acquisition of TSI in


TLC
TOTAL LOGISTIC CONTROL

February, 2002, a carrier with 39 tractors, 118 trailers and an operations and maintenance center located in Erie, Pennsylvania. TLC's fleet now consists of 335 tractors and 560 refrigerated and dry trailers operating nationally, but with greater concentration serving the region east of the Mississippi. TLC has steadily grown its fleet while continuing to operate at high capacity utilization given this strategy, and has become a top tier service provider in the refrigerated transportation market. TLC's performance in 2001 reflected driver turnover of 44%, which compares very favorable to the industry average of greater than 90% and generated an operating ratio in 2001 of 94%.

Zero Zone

Zero Zone, headquartered in North Prairie, Wisconsin, is a manufacturer of refrigerated and freezer display cases used in grocery, convenience and drug store chains. Zero Zones' display cases are primarily glass door reach-in formats which are used for retail merchandising of food, beverage, floral and ice products.



Despite reduced operating results in 2001 due to the slowdown of capital spending in Zero Zone's markets, many important milestones were achieved during the year. One of Zero Zone's key objectives has been to broaden its customer base, specifically with large national chains. While Zero Zone's significant supply contract with Wal-Mart was renewed in 2001 and continues to be a highly valued program, further diversification was achieved in 2001 with the award of a nationwide store remodeling program for 7-Eleven. Under this program,



Zero Zone is the major supplier of refrigerated and freezer cases. Additionally, Eckert Drug, another key account, announced its intentions for a renewed growth program of new and remodeled store locations. Zero Zone was also awarded a major contract to supply Cumberland Farms, a large convenience store chain, with refrigerated and freezer cases for their new and remodeled store program.

Zero Zone introduced several new products during the year. The new open merchandising case was put into production, which targets the growing deli and takeout food segments. This product line, designed to meet the increased requirements of temperature performance to address food safety and freshness, has been positively received by the marketplace. Other new products successfully introduced during the last year are the Maximizer XL, an extra large reach-in freezer case for the discount club and large supermarket formats, and a high-efficiency door system that makes the line of Maximizer reach-in cases the most energy efficient in the industry.

In 2001, Zero Zone negotiated the acquisition of Systematic Refrigeration, Inc., now known as Zero Zone Refrigeration. This company manufactures refrigeration houses and racks



used to power and control refrigeration systems for supermarkets, convenience stores and industrial applications. Refrigeration houses can be up to 70 feet long and in addition to refrigeration systems often include electrical distribution, store-wide air conditioning and stand-by power. This strategic acquisition was completed shortly after year-end and now provides Zero Zone with integrated refrigeration-



related products that can be sold independently or in conjunction with its array of display cases to both existing and prospective retail grocery chains. We see real synergies between these two businesses given the common markets served, the significant overlap of key customers and the utilization of Zero Zone's existing sales channel. Cost savings is also a meaningful opportunity as the plan is to centralize administrative functions at Zero Zone's headquarters.

The opportunities provided by the addition of Zero Zone Refrigeration, new customer relationships, and an anticipated increase in capital spending by the supermarket, convenience and drug store chains, form the basis of our expectation for Zero Zone to re-establish its growth track. Zero Zones' management team, led by Jack Van der Ploeg, was further strengthened last year with new key hires in the sales and marketing and information technology areas. Zero Zones' full commitment to the highest quality in products and services as well as its integrity in business and employee relationships is its hallmark.

Conclusion

This past year was a difficult one in many respects. Our businesses performed reasonably well under the circumstances. Our management teams under the direction of Gary Sarner and Bob Koerner at TLC and Jack Van der Ploeg at Zero Zone were tested and are stronger. We respect these teams as professionals and are proud to be associated with them in this company-building endeavor. We want to express our appreciation for the support, valued counsel and encouragement provided by our directors. As always, we extend personal thanks and appreciation to all of our fellow shareholders for your confidence and loyal support.

William T. Donovan
President & CEO

David J. Lubar
Chairman

Report of Management

The consolidated financial statements were prepared in accordance with generally accepted accounting principles that required the use of estimates and judgment. Management prepared these statements and other information in the Annual Report and is responsible for their integrity and objectivity.

To provide reasonable assurance that transactions authorized by management are recorded and reported properly and that assets are safeguarded, the Company maintains a system of internal controls. The concept of reasonable assurance implies the cost of such a system is weighed against the benefits to be derived.

The Company's financial statements have been audited by Arthur Andersen LLP. As part of their audit, Arthur Andersen LLP considered the Company's system of internal controls to the extent they deemed necessary to determine the nature, timing, and extent of their audit tests. Management has made available to Arthur Andersen LLP the Company's financial records and related data.

The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with Arthur Andersen LLP to review internal accounting and financial controls, auditing and financial reporting matters. Arthur Andersen LLP has complete access to the Audit Committee and meets with the committee with and without management present.

Forward-Looking Information

As of December 31, 2001, the Company had no material capital commitments.

Certain matters discussed in this Report are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements, including, among others, discussions of growth in the market and demand for services in third-party logistics, the outlook for growth in the market for new construction or refurbishment of grocery, drug and convenience stores, and thus demand for Zero Zone's products. Such forward-looking statements pertain to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Although the Company believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could affect actual results or outcomes include, without limitation:

- Demand for and profitability of warehousing, transportation, logistic services and refrigerated systems and display cases may be adversely affected by increases in interest rates, adverse economic conditions, increased energy costs, loss of a material customer or other factors.
- Growth in volume of services or products may be adversely affected by reduced ability to identify and hire qualified employees.
- The Company's profitability may be adversely affected by increases in interest rates because a significant portion of the Company's debt bears interest at variable rates.
- Consolidations within the food industry or food retailers could impact the Company's customers.
- Company's market share may be adversely affected as a result of new or increased competitive conditions in warehousing, transportation, or refrigeration systems and display case manufacturing.

Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are made only as of the date of this report. The Company is not obligated to publicly update such forward-looking statements to reflect subsequent events or circumstances.

William T. Donovan
President & CEO

Corporate Information

Directors

John A. Becker
Retired Vice Chairman & COO
Firstar Corporation

Nicholas F. Brady
Chairman
Darby Overseas Investments, LTD.

William T. Donovan
President & CEO
C2, Inc.

William H. Lacy
Retired Chairman & CEO
MGIC Investment Corporation

David J. Lubar
Chairman
C2, Inc.

Sheldon B. Lubar
Chairman
Lubar & Co.

Officers

William T. Donovan
President & CEO

David J. Lubar
Chairman

Oyvind Solvang
Vice President
Business Development

David E. Beckwith
Secretary

Betty J. White
Treasurer, Controller and Assistant Secretary

Gary R. Sarner
Chief Executive Officer
Total Logistic Control, LLC

Jack Van Der Ploeg
Chief Executive Officer
Zero Zone, Inc.

Transfer Agent and Registrar

U.S. Bank, N.A. Corporate Trust Services
P.O. Box 2077, Milwaukee, WI 53201

Corporate Headquarters

700 N. Water St., Suite 1200, Milwaukee, WI 53202
Tel: 414-291-9000 Fax: 414-291-9061

Web Site (www.c2-inc.com)

The C2, Inc. web site contains detailed company information, news releases, and print-formatted SEC-filing financials. To receive e-mails with C2 news releases, sign up via the Inquiry Section of the web site.

Exchange Listing

C2, Inc. common stock trades on the Nasdaq Stock Market® under the symbol: CTOO

Annual Meeting

C2, Inc. Annual Meeting of Shareholders will be held at 9:00 a.m. on April 23, 2002, at the Galleria Conference Room, 777 East Wisconsin Avenue, Milwaukee, Wisconsin.

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to

Commission file number: 001-14171

C2, Inc.
(Exact name of registrant as specified in its charter)

Wisconsin (State of other jurisdiction of incorporation or organization)	39-1915787 (I.R.S. Employer Identification No.)
700 N. Water Street, Suite 1200, Milwaukee, Wisconsin (Address of principal executive office)	53202 (Zip Code)

Registrant's telephone number, including area code (414) 291-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock - $1 par value	Nasdaq

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value (based on $6.50 closing price) of voting stock held by nonaffiliates of the registrant at March 4, 2002: $11,404,348

Number of Shares of Common Stock Outstanding at March 4, 2002: 5,081,864
The Index to Exhibits is located on page 37.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2002 Annual Meeting of Shareholders (to be filed with the Commission under Regulation 14A within 120 days after the end of the registrant's fiscal year and, upon such filing, to be incorporated by reference into Part III.)

PART I

Item 1. Business

C2, Inc.

C2, Inc. ("C2" or the "Company") was formed in 1997 for the purpose of acquiring a 66.67 percent ownership interest in Total Logistic Control, LLC ("TLC") for $10,667,000 in cash, plus the assumption of TLC's liabilities, and the assumption of contingent liabilities attributable to the historic operations or assets of Christiana Companies, Inc. ("Christiana").

C2 completed its initial public offering on March 4, 1999. The offering resulted in the sale of 5,202,664 shares of common stock, par value $1 per share ("Common Stock"), at $4.00 per share raising $20,410,000 of initial equity capital, net of offering costs. From these proceeds, the Company used $10,667,000 to acquire 666.67 membership units, representing a 66.7 percent ownership interest in TLC as part of the merger transaction between Christiana and Weatherford International, Inc. ("Weatherford"). On September 30, 2000, the Company, directly and/or through a wholly-owned subsidiary, acquired the remaining 33.3 percent of TLC from Weatherford in a cash purchase in the amount of $8,284,000.

The Company's growth strategy anticipated that a part of its future growth would come from acquiring, either directly or through TLC, other businesses, which may or may not be related to TLC's current business. In line with that strategy, on March 12, 1999, the Company announced the purchase of Zero Zone, Inc., a Wisconsin-based manufacturer of refrigerated and freezer display cases. The Company invested $4,500,000 in equity and capital notes for 70.6 percent of the outstanding common stock of Zero Zone. The remaining 29.4 percent of Zero Zone is held by its President and other members of its management team.

Total Logistic Control, LLC

TLC was formed on June 30, 1997 through a combination of the operations of two wholly-owned subsidiaries of Christiana: Wiscold, Inc. ("Wiscold") and Total Logistic Control Inc. On September 1, 1992, Christiana acquired the assets of Wiscold, a company formed in 1915, which engaged in providing public refrigerated warehousing services, vegetable processing and individual quick freeze ("IQF") services, automated poly bag and bulk packaging services, and transportation services into and out of its facilities. On January 4, 1994, Christiana acquired Total Logistic Control, Inc., a Zeeland, Michigan-based firm engaged in providing fully integrated third-party logistic services, including warehouse, distribution and transportation services in both refrigerated and non-refrigerated facilities.

On September 1, 2000, TLC acquired the ProSource Group, Inc., located in Aurora, Illinois. ProSource provides dedicated third-party management to operate both manufacturing and distribution centers, primarily for Fortune 500 consumer products companies.

Today, TLC provides integrated third-party logistic services including full service public and contract warehousing and facility and operations management in all ranges of frozen, refrigerated and ambient temperatures. Integrated logistic services generally combine transportation, warehousing and information services to manage the distribution channel for a customer's products from the point of manufacture to the point of consumption. TLC's transportation and distribution services include full service truckload, less-than-truckload and pooled consolidation in both temperature-controlled and dry freight equipment, dedicated fleet services and specialized store-door delivery formats. Transportation and logistic management services are provided utilizing company-owned equipment as well as through carrier management services utilizing third party common and contract carriers. TLC also provides product fulfillment services, food distribution, kitting, repackaging and just-in-time production supply services.

TLC's transportation fleet consists of 335 tractors, 351 refrigerated trailers and 232 dry trailers providing transportation services nationally.

TLC's Logistics Management Services ("LMS") offers logistics consulting and supply chain management solutions utilizing optimization software to design and operate integrated distribution programs. LMS typically contracts with third-party warehouse and transportation companies to provide the most cost and service effective program for its customers.

TLC provides dedicated facility management services through its newest division, Dedicated Facility Solutions. These services include staffing and managing the operations of manufacturing or distribution facilities. To date, TLC has been awarded two projects. The first is the management of a 200,000 square foot ambient fulfillment center located in Hurlock, Maryland on behalf of Cadmus Communications Corporation. TLC does not own, nor is it a party to the lease on this facility. TLC provides staffing and operations management on a cost plus fee basis under a six-year contract.

The second project was awarded during the fourth quarter of fiscal 2001 and entails TLC staffing and managing the operations of a brewery located in Fogelsville, Pennsylvania. Operation of the brewery commenced in January 2002, producing the carbonated malt-based beverage, *Smirnoff Ice* on behalf of Guiness UDV, a subsidiary of Diagio PLC. TLC provides these services under a cost plus fee basis. An initial six-year term has been agreed upon, however, the full management services contract terms have not been finalized. TLC does not own or lease this facility.

TLC believes it is the tenth largest provider of public refrigerated warehouse space in the United States. All of TLC's refrigerated facilities are modern and efficient single story buildings at dock height elevation and are fully insulated. TLC's refrigerated logistic centers are as follows:

- Rochelle Logistic Center campus, located in Rochelle, Illinois, is TLC's largest refrigerated warehouse operation, initially constructed in 1986. Currently this location is comprised of 14,100,000 cubic feet of capacity in two separate buildings having undergone four capacity expansions in 1988, 1990, 1993 and 1996. All space is capable of temperatures of -20°F to ambient. Rochelle Logistic Center is strategically located at the intersection of two main line East-West railroads, the Burlington Northern and the Union Pacific, and at the cross roads of two interstate highways, I-39 and I-88. Rochelle Logistic Center serves the Midwest distribution needs of national food companies.

- Beaver Dam Logistic Center, located in Beaver Dam, Wisconsin, was originally constructed in 1975. Since 1975, this facility has undergone three freezer additions, the most recent in 1991, and today is comprised of 7,200,000 cubic feet of freezer storage space. Beaver Dam Logistic Center serves distribution related customers as well as vegetable and cranberry processors. This facility's unique capabilities involve value-added services for vegetable processors including IQF, blanching, slicing, dicing and food service and retail poly bag packaging operations. Beaver Dam Logistic Center's IQF tunnels have the capacity to freeze 30,000 pounds of product per hour. This facility is served by the Wisconsin and Southern Railroad.

- Milwaukee Logistic Center, located in Wauwatosa, Wisconsin, was originally constructed in 1954. There have been six expansions of this facility, and today the Milwaukee Logistic Center facility comprises 4,300,000 cubic feet of which 3,754,000 cubic feet is freezer capacity and 546,000 cubic feet is cooler space. This facility has multi-temperature refrigerated storage ranging from -20°F to +40°F and daily blast freezing capacity of 300,000 pounds. An additional 3,000,000 cubic feet of company-owned refrigerated and processing space adjacent to the Milwaukee Logistic Center facility is leased on a long-term basis to a third-party retail grocery company.

- Kalamazoo Logistic Center, located in Kalamazoo, Michigan, has two distribution centers. Facility #1 is a 3,300,000 cubic foot facility with 1,100,000 cubic feet of freezer capacity, 400,000 cubic feet of cooler capacity and 1,800,000 cubic feet of dry storage capacity. This location services a number of distribution customers in the Midwest and is strategically located at the crossroads of I-94 and US 131 in Michigan, equal distance between Chicago and Detroit. Facility #2 is located adjacent to Facility #1 and is comprised of 2,800,000 cubic feet of cooler capacity, all of which is dedicated to one large distribution customer under a five-year operating agreement. These facilities are held under long-term leases which expire in 2010 and 2008, respectively.

- Also located at the Kalamazoo Logistic Center is a Company-owned 10,000 square foot transportation equipment maintenance center. Approximately 50 percent of TLC's fleet of over-the-road transportation units are domiciled in Kalamazoo, Michigan.

- Holland Logistic Center, located in Holland, Michigan, has undergone a number of expansions over the years, with a major reconstruction in 1983. This refrigerated facility comprises 2,100,000 cubic feet of storage capacity of which 1,300,000 cubic feet is freezer capacity, 400,000 cubic feet is cooler capacity and 400,000 cubic feet is convertible between freezer and cooler capacity. Holland Logistic Center services both distribution customers as well as fruit growers in Western Michigan. This location is situated on a CSX rail spur with two refrigerated rail docks. This facility is held under a long-term lease which expires April, 2011.

- On January 5, 2000, TLC acquired the Paw Paw Logistics Center, a 2,500,000 cubic foot refrigerated facility located in Paw Paw, Michigan. This multi-temperature facility is located 15 miles west of the Kalamazoo facilities on Interstate 94. This site has 16 acres of land and the warehouse can be expanded by an additional 300,000 cubic feet. In addition as a part of the acquisition, TLC received an option to purchase 90 additional acres of land contiguous to the facility. The Paw Paw Logistics Center was initially constructed in 1981 and under went two expansions in 1984 and 1990. In early 2000, TLC completed an extensive upgrading and re-racking of this facility.

In addition to the refrigerated distribution centers described above, TLC operates a network of owned and leased dry (non-refrigerated) distribution centers comprising approximately 1,000,000 square feet of storage capacity. Dry distribution centers are located in Zeeland (2) and Kalamazoo, Michigan; Munster, Indiana and Dayton, New Jersey. Additionally, TLC contracts with approximately 22 dry warehouse facilities to provide warehousing and order fulfillment services on behalf of its clients under long-term logistic management services contracts.

TLC's customers consist primarily of national, regional and local firms engaged in food and beverage manufacturing, consumer and industrial product manufacturing, wholesale distribution and retailing. During 2001, TLC's top 10 customers accounted for approximately 57.9 percent of total consolidated revenues. TLC currently services approximately 1,400 customers.

Competition in integrated logistic services is on both a national and local basis with a predominant emphasis on transportation services. At present, there are no direct competitors providing the full scope of warehousing, transportation, logistic management and facility management services across the full range of temperatures provided by TLC. However, each of TLC's individual business lines is highly fragmented with many local, regional and national competitors, especially in the transportation and dry warehousing industries. TLC believes it has a competitive edge in its ability to provide fully integrated logistic services designed to its customers' distribution needs which may, but would not necessarily, include utilizing TLC's network of strategically located refrigerated and dry distribution centers, transportation equipment, and logistic management services. TLC's revenues and earnings can be affected by changes in competitive pricing in both transportation and warehousing operations, particularly at the local level; harvest yields of certain vegetable and fruit crops grown in the Upper Midwest; changes in customers distribution patterns or channels; industry consolidation of its customers and competitors; changes in short-term interest rates; general economic conditions; and energy costs, particularly diesel fuel and electric power.

TLC holds a trademark on its name and logo. No other trademarks, patents, licenses, franchises or concessions are considered material to its business.

Expenditures for research and development and compliance with environmental regulations have not been, and are not anticipated to be, significant.

Zero Zone

Zero Zone, headquartered in North Prairie, Wisconsin, manufactures frozen and refrigerated glass door and open-faced reach-in display cases used by grocery, convenience and drug store chains for retail merchandising of food, beverage and floral products.

Zero Zone currently owns and operates two manufacturing facilities and leases one warehouse for offsite storage of finished products. Zero Zone's headquarters and main manufacturing facility was built in 1995. The original plant consisted of 61,000 square feet and was expanded during 1999 by an additional 52,000 square feet. Zero Zone's operations consist of light manufacturing, primarily heat exchange equipment fabrication, panel molding and assembly operations.

Zero Zone's second manufacturing facility is located four miles east of North Prairie in Genesee, Wisconsin. This 34,000 square foot Genesee facility is primarily utilized for production of display casements with self-contained refrigeration equipment including the Open Merchandiser Cooler (OMC) Line. Zero Zone renovated the Genesee location during 2000 to accommodate the OMC product line. This new product line maintains safe product temperatures of 41°F or lower, as required by food regulatory authorities. The Company also introduced in 2000 a new wrap-around end case to give back-to-back freezer lineups a continuous product presentation from aisle-to-aisle. The Maximizer® product line added a new reach-in model. A single door freezer is available in addition to 2-, 3-, 4- and 5-door units as previously offered.

In 2000, Zero Zone purchased a 6,300 square foot building and 2.47 acres of land directly adjacent to its North Prairie facility to facilitate additional storage space and a customer display center to exhibit products.

Zero Zone currently leases a warehouse in Waukesha, Wisconsin used for storage of finished products. The current arrangement includes 79,200 square feet of space with an option to add 60,000 additional square feet.

Competition in commercial refrigeration equipment manufacturing varies depending on the market segment being served. Zero Zone is primarily a supplier to retailers engaged in grocery, drug and convenience stores. Zero Zone also sells to refrigeration contractors, dealers, and food wholesalers. Zero Zone's top 10 customers accounted for approximately 18.2 percent of total consolidated revenues. Zero Zone's active customer list includes approximately 500 customers.

Zero Zone's competition consists of larger companies that supply a complete line of refrigerated equipment while Zero Zone's specialty is glass door and open-faced, reach-in display cases. Zero Zone believes it has a competitive advantage in its product quality and performance, along with a flexible manufacturing process that allows for shorter lead times and quicker response to its customers' construction and refurbishment schedules.

On February 5, 2002, Zero Zone acquired a manufacturer of refrigeration systems located in Ramsey, Minnesota. Now known as Zero Zone Refrigeration, this company manufactures refrigeration houses and racks used to power and control the refrigeration systems, electrical panels, air conditioning and stand-by power for supermarkets, convenience stores and industrial applications. This acquisition positions Zero Zone to provide a complete package of display cases and refrigeration systems to its customers.

Zero Zone revenues and earnings can be affected by the loss of a significant customer, industry consolidation in both customers and competitors, changes in competitive pricing, raw material cost changes, changes in distribution channels, the level of new construction and refurbishment of grocery and chain store retailers, availability of skilled labor and general economic conditions.

EMPLOYEES

The following table shows the number of full-time C2, TLC and Zero Zone employees at the dates indicated.

	Full-time Employees at February 28,		
	2002	2001	2000
C2	10	11	11
TLC	1,050	1,005	913
Zero Zone	184	185	162
TOTAL	1,244	1,201	1,086

EXECUTIVE OFFICERS OF THE COMPANY

Name	Age	Position and Principal Occupation During the Last Five Years
William T. Donovan	50	President and Chief Executive Officer of C2 (1)
David J. Lubar	47	Chairman of C2 (2)
Øyvind Solvang	43	Vice President of C2 (3)

(1) Mr. Donovan served as Chairman and Chief Financial Officer of the Company from December 1997 to July 24, 2000, when he was named the Company's President and Chief Executive Officer. He has served in the capacity listed or in another capacity as an executive officer of Christiana for more than the last five years. He was a principal of Lubar & Co. (venture capital and investments) for more than five years. Mr. Donovan is a director of Grey Wolf, Inc.

(2) David Lubar served as President of the Company from December 1997 to July 24, 2000, when he was named the Company's Chairman. Mr. Lubar has been a principal of Lubar & Co. (venture capital and investments) located in Milwaukee, Wisconsin since 1983.

(3) Øyvind Solvang has been Vice President of C2, Inc. since December 1997. Mr. Solvang has served as President of Cleary Gull Reiland & McDevitt, Inc., an investment banking firm, located in Milwaukee, Wisconsin from January 1996 to October 1996 and Chief Operating Officer from October 1995 to January 1996.

Sheldon B. Lubar, a director of the Company, is the father of David J. Lubar and father-in-law of Øyvind Solvang. None of the other directors or executive officers are related to each other. The term of office of each of the executive officers expires at the annual meeting of directors.

Item 2. Properties
Warehousing Facilities

At December 31, 2001, TLC directly owned or leased thirteen warehouse facilities in five states. Of this total, eight are public refrigerated with the balance being non-refrigerated facilities. Refrigerated warehousing operations are conducted through eight public logistic centers located in Wisconsin (2), Michigan (4), and Illinois (2). TLC's refrigerated facilities are large single-story buildings constructed at dock height with full insulation and vapor barrier protection. Refrigeration is provided by screw-type compressors all of which employ ammonia-based cooling systems. The facilities are strategically located and well served by rail and truck.

TLC's refrigerated warehouse facilities are described in the following table:

Facility	Location	Total Storage Space (cubic feet in millions)	Type of Facility
Rochelle Logistic Center I	Rochelle, IL	10.6	Distribution
Rochelle Logistic Center II	Rochelle, IL	3.5	Distribution
Beaver Dam Logistic Center	Beaver Dam, WI	7.2	Distribution/Production
Milwaukee Logistic Center	Milwaukee, WI	4.3	Distribution
Paw Paw Logistic Center	Paw Paw, MI	2.5	Distribution
Kalamazoo Logistic Center I (1)(2)	Kalamazoo, MI	3.3	Distribution
Kalamazoo Logistic Center II (1)	Kalamazoo, MI	2.8	Distribution
Holland Logistic Center (1)	Holland, MI	2.1	Distribution/Production
TOTAL		36.3	

(1) Leased Facility
(2) Includes 1,800,000 cubic feet of non-refrigerated storage capacity.

At both the Rochelle and Beaver Dam Logistic Centers, the Company owns substantial additional acreage available for expansion. In addition, the Company has an option to purchase 90 additional acres of contiguous land for future expansion and development at the Paw Paw Logistic Center. This option expires December 31, 2002.

At December 31, 2001, TLC directly operated five public non-refrigerated or dry warehouse distribution facilities located in Michigan (3), Indiana and New Jersey. Zeeland Distribution Center II, located in Zeeland, Michigan is a Company-owned facility. All other dry facilities are held under leases and generally serve the distribution requirements of customers on a month-to-month basis. These facilities are single story block or metal construction buildings. All dry facilities are constructed at dock height and are approved as food grade storage facilities.

TLC's dry warehouse facilities are described on the following table:

Facility	Location	Total Storage Space (sq. ft. in Thousands)	Type of Facility
Zeeland Logistic Center I (1)	Zeeland, MI	202	Public
Zeeland Logistic Center II	Zeeland, MI	220	Public
Michigan Distr. Center I (1)	Kalamazoo, MI	88	Public
Munster Logistic Center (1)	Munster, IN	400	Public
Dayton Logistic Center (1)	Dayton, NJ	90	Public
TOTAL		1,000	

(1) Leased facility.

TLC owns one maintenance and operations facility and leases two additional facilities. These facilities provide maintenance services and bases for operations for TLC's fleet of tractors and trailers, and are located in Kalamazoo, Michigan (owned), Erie, Pennsylvania (leased) and La Vergne, Tennessee (leased).

Zero Zone currently owns and operates two manufacturing facilities and leases one warehouse for offsite storage of finished products. Zero Zone's headquarters and main manufacturing facility was built in 1995. The original plant consisted of 61,000 square feet and was expanded during 1999 by an additional 52,000 square feet. Zero Zone's second manufacturing facility is located four miles east of North Prairie in Genesee, Wisconsin. This 34,000 square foot facility is primarily utilized for production of display casements with self-contained refrigeration equipment including the Open Merchandiser Cooler (OMC) line.

In 2000, Zero Zone purchased a 6,300 square foot building and 2.47 acres of land directly adjacent to its North Prairie facility to facilitate additional storage space and a customer display center to exhibit product.

Zero Zone currently leases a warehouse in Waukesha, Wisconsin used for storage of finished products. The current arrangement includes 79,200 square feet of space with an option to add an additional 60,000 square feet.

Item 3. Legal Proceedings.

From time to time, TLC and Zero Zone, in the normal course of business, are involved in litigation incidental to the conduct of their businesses. The Company does not believe that the ultimate disposition of any currently pending claims, individually or in the aggregate, would have a material adverse effect on the Company's consolidated financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of shareholders during the quarter ended December 31, 2001.

Item 5. Market for the Registrant's Common Equity and Related Shareholder Matters.

The common stock of the Company was originally listed on the Nasdaq Small Cap Market effective March 5, 1999. On June 4, 1999 the Company's common stock was listed on the Nasdaq National Market. The table below sets forth the reported high and low sales prices as reported by Nasdaq for the quarters ended March 31, 2000 through March 4, 2002.

	2002		2001		2000	
Quarter Ended	High	Low	High	Low	High	Low
March 31*	$ 8.250	$ 6.000	$ 7.750	$5.625	$ 6.500	$4.125
June 30			7.750	6.000	7.750	4.750
September 30			7.000	6.000	17.813	6.000
December 31			8.750	4.750	10.000	7.250

* Ten weeks ended March 4, 2002

At March 4, 2002, there were approximately 121 shareholders of record and over 400 round lot holders. There have been no dividends paid, and based on the Company's strategic business plan of reinvesting cash flow, none are anticipated in the foreseeable future.

Item 6. Selected Financial Data.

Selected Financial Data is provided under the caption "Five Year Financial Information" which is included on page 35.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The Company's consolidated revenues for fiscal 2001 totaled $212,445,000, compared to $183,450,000 reported for fiscal 2000, an increase of $28,995,000, or 15.8 percent. The Company's consolidated revenues in fiscal 2001 included $147,663,000 of logistics services, reflecting year-to-year growth of 30.2 percent, and product sales of $64,782,000 which declined 7.6 percent in fiscal 2001.

The increase in logistic services in fiscal 2001 was attributable to strong growth at TLC, particularly in Logistic Management Services, Transportation Operations, and Dedicated Facility Solutions. Revenues attributable to TLC's Warehousing Operations were lower by approximately 10 percent, due largely to the expiration of two contracts, one in refrigerated operations and one in dry warehousing.

The decline in product sales was attributable to lower volume at Zero Zone, reflecting the generally low level of capital spending in the retail grocery, convenience and drug store chains, all of which have been depressed throughout 2001.

The direct margin attributable to logistics services was 12.1 percent in fiscal 2001, down from 16.3 percent in fiscal 2000, reflecting continued higher growth in lower margin Logistic Management and Facility Management activities than in Warehousing Operations. However, such non-asset based Logistics and Facility Management Services have substantially lower capital requirements to fund growth than asset intensive Warehousing Operations.

The direct margin attributable to product sales in fiscal 2001 was 20.3 percent reflecting a decrease over last year's level of 23.1 percent. The decrease in margin is largely attributable to lower volume and price pressure.

Depreciation and amortization expense in fiscal 2001 was $8,153,000 compared to $7,895,000 reported for fiscal 2000. The 3.3 percent increase resulted from a full year of depreciation on capital expenditures of $9,845,000 in 2000.

Selling general and administrative expenses in fiscal 2001 totaled $15,425,000, or 7.3 percent of total revenues, compared to $15,623,000, or 8.5 percent for the same period in 2000. Aggressive cost containment strategies were employed at both TLC and Zero Zone. Lower commission expense at Zero Zone resulting from the decline in sales volume was also a contributing factor to the reduction in expenses in 2001.

Consolidated earnings from operations for fiscal 2001 totaled $7,495,000, compared to $11,153,000 reported for fiscal 2000, reflecting a 32.8 percent decline. Lower volume at Zero Zone was the principal factor impacting operating profit in 2001. Margin pressure resulting from increased competitive pricing experienced at both Zero Zone and TLC was also a contributing factor in the decline in operating earnings in 2001.

Consolidated net interest expense in fiscal 2001 was $5,051,000, compared to $5,899,000 reported for fiscal 2000. The decrease in interest expense was primarily attributable to the decline in short-term interest rates. In addition, consolidated funded debt was reduced during fiscal 2001 by $6,441,000, which contributed to the decline in interest expense. In order to reduce exposure to higher interest rates in the future, both TLC and Zero Zone entered into a series of interest rate swap transactions beginning on September 28, 2001 and continuing through January 8, 2002. These swap transactions effectively converted $28,420,000 of floating rate debt to fixed rate debt. These swaps were executed at rates that were relatively low by historic standards.

In fiscal 2001, consolidated net earnings totaled $812,000, or $0.16 per share fully diluted, down 59.3 percent from last year's net earnings of $1,995,000, or $0.38 per share fully diluted. The decline in fiscal 2001 net earnings was due to lower earnings from operations primarily attributable to reduced volume of product sales at Zero Zone and to a lesser extent, lower operating margins at both Zero Zone and TLC as previously noted.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

The Company's consolidated revenues for fiscal 2000 totaled $183,450,000, compared to $145,676,000 as reported in fiscal 1999, an increase of $37,774,000, or 25.9 percent. C2's consolidated revenues in fiscal 2000 included $113,376,000 of logistics service revenue, which reflected year-to-year growth of 17.9 percent, and product sales of $70,074,000, which grew 41.4 percent in fiscal 2000. The increase in revenue was primarily driven by strong revenue growth at both TLC and Zero Zone and the inclusion of a full year's operations of Zero Zone in fiscal 2000 compared to only 9 ½ months in fiscal 1999. For the year, TLC reported revenue growth of 18.6 percent driven in large part by new logistic management service relationships, increased utilization of warehouse facilities and larger fleet operations. Zero Zone reported sales growth of 46.6 percent, reflecting a full year's operations in 2000 versus only 9 ½ months in fiscal 1999, as well as full year comparative growth of 26.8 percent.

The direct margin attributable to logistics services was 16.3 percent in fiscal 2000, down from 19.4 percent in fiscal 1999 reflecting higher growth in lower margin logistic management services than in warehousing operations. However, non-asset based logistic management services have substantially lower capital requirements to fund growth than asset-intensive warehousing operations.

The direct margin attributable to product sales in fiscal 2000 was 23.1 percent reflecting an increase over last year's level of 22.1 percent. The increase in margin is largely attributable to including a full year of Zero Zone operations compared to only 9 ½ months in fiscal 1999.

Depreciation and amortization expense in fiscal 2000 was $7,895,000, compared to $7,519,000 reported in fiscal 1999, reflecting an increase of $376,000, or 5.0 percent. The increase is primarily attributable to the inclusion of Zero Zone operations for the entire year in 2000.

Selling, general and administrative expenses in fiscal 2000 totaled $15,623,000, or 8.5 percent of total revenues compared to $13,087,000, or 9.0 percent, for the same period in 1999. The increase in selling, general and administrative expense in fiscal 2000 of $2,536,000, or 19.4 percent, was primarily attributable to higher volume at Zero Zone and the inclusion of a full-year of Zero Zone's operations in fiscal 2000. Selling, general and administrative expense attributable to TLC declined 3.7 percent in fiscal 2000.

Consolidated earnings from operations for fiscal 2000 totaled $11,153,000, compared to $9,044,000 in fiscal 1999, an increase of $2,109,000, or 23.3 percent, but reflected a consistent margin on revenues year-to-year.

Consolidated net interest expense in fiscal 2000 was $5,899,000, compared to $4,644,000 reported for fiscal 1999. The increase of $1,255,000 is primarily attributable to a full period of increased debt in fiscal 2000 compared to last year, the acquisition of a refrigerated warehouse facility which was funded by an increase in TLC's revolving credit facility, the acquisition of the remaining 33.3 percent of TLC on September 30, 2000, funded through borrowings under C2's line of credit, and generally higher interest rates on variable rate borrowings.

In fiscal 2000, consolidated net earnings totaled $1,995,000, or $0.39 basic earnings per share, up 59.0 percent from last year's net earnings of $1,255,000, or $0.24 per share. Included in last year's results was an extraordinary charge of $153,000, net of tax, incurred by Zero Zone related to refinancing its senior debt. Excluding the extraordinary charge in fiscal 1999, net earnings increased 41.7 percent year-to-year. The increase in fiscal 2000 net earnings excluding the extraordinary charge, was primarily attributable to higher sales volume at Zero Zone, the inclusion of Zero Zone's operations for a full-year period this year and incurring certain one-time expenses in fiscal 1999 related to the Christiana Weatherford merger and transaction.

Financial Condition, Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2001 totaled $2,539,000, compared to $2,294,000 at December 31, 2000. The Company's working capital at December 31, 2001 was $7,924,000, compared to $1,366,000 at December 31, 2000. Working capital in 2001 increased due primarily to the refinancing of $7,000,000 in short-term borrowings outstanding at December 31, 2000 attributable to the purchase of the remaining 33 percent interest in TLC. This short-term line of credit borrowing was refinanced under TLC's long-term revolving credit and term loan facilities on June 8, 2001.

Operating activities in 2001 provided cash of $10,666,000, derived primarily from net earnings of $812,000, depreciation and amortization of $8,153,000, offset by a net decrease in working capital accounts of $1,353,000.

Net cash used in investing activities in fiscal 2001 totaled $3,980,000 and included capital expenditures of $4,377,000, the major components of which were: $1,216,000 related to information system investments, $233,000 of transportation equipment, $1,768,000 of buildings and improvements and $763,000 for capital additions at Zero Zone.

Cash flows used in financing activities in fiscal 2001 totaled $6,441,000 the components of which were $9,667,000 in net repayments under C2's and Zero Zone's lines of credit, payments of long-term debt of $3,902,000 and $7,128,000 in long-term borrowings primarily at TLC.

On June 8, 2001, TLC entered into an amended and restated credit agreement with its bank group. The new credit facilities include a $40,000,000, 5-year reducing revolving credit agreement and a $25,000,000, 5-year term loan. The revolving credit facility steps down $2,000,000 per year beginning July 1, 2002, with a final maturity of $32,000,000 on June 30, 2006. The term loan amortizes $416,666 per quarter commencing September 30, 2001, with a final payment due on June 30, 2006. At December 31, 2001, outstanding indebtedness under these facilities totaled $57,083,000. Unused borrowings under the revolving credit agreement totaled $7,000,000 at December 31, 2001.

Zero Zone has a $7,500,000 secured line of credit facility which, at year end, had outstanding borrowings of $1,163,000. At year-end, the Company had in place a $15,000,000 unsecured line of credit facility for general corporate purposes. There were no borrowings outstanding under this facility at December 31, 2001.

The Company's current sources of capital include: cash generated from operations, existing cash resources which, at year end, totaled $2,539,000 and unused borrowings under existing credit facilities totaling approximately $28,000,000. The Company believes these resources are sufficient to fund projected cash requirements of its current operations.

The Company continues to evaluate new acquisitions in areas strategic to existing operations as well as in new lines of business. Future acquisitions may be funded through cash flows from operations, existing credit facilities and the issuance of equity securities under a rights offering to shareholders or otherwise, if desirable.

As of December 31, 2001, the Company had no material capital commitments.

Certain matters discussed in this Report are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements, including, among other, discussions of growth in the market and demand for services in third party logistics, the outlook for growth in the market for new construction or refurbishment of grocery, drug and convenience stores, and thus demand for Zero Zone's products. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Although the Company believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could affect actual results or outcomes include, without limitation:

- Demand for and profitability of warehousing, transportation, logistic services, dedicated facilities, logistic management services and refrigerated display cases may be adversely affected by increases in interest rates, adverse economic conditions, increased energy costs, loss of a material customer or other factors.
- Growth in volume of services or products may be adversely affected by reduced ability to identify and hire qualified employees.
- The Company's profitability may be adversely affected by increases in interest rates because a material portion of the Company's debt bears interest at variable rates.
- Consolidations within the food industry or food retailers could impact the Company's customers.
- Company's market share and profit margins may be adversely affected as a result of new or increased competitive conditions in warehousing, transportation or display case manufacturing.

Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are made only as of the date of this Report. The Company is not obligated to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

C2, Inc. does not have any holdings in long-term fixed income investments or foreign exchange transactions in 2001 or 2000 which would give rise to exposure to market risk related to interest rate fluctuations. Details of the Company's derivative holdings related to interest rate swap transaction can be found under Footnote C to the Company's financial statements on page 27.

Item 8. Financial Statement and Supplementary Data.

See Index to Financial Information on page 17.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

PART III

Item 10. Directors and Executive Officers of Registrant.

The information required by this Item with respect to directors and Section 16 compliance is included under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", respectively, in the Company's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders ("Proxy Statement") and is hereby incorporated herein by reference. Information with respect to the executive officers of the Company appears in Part I, page 6 of this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information required by this Item is included under the captions "Board of Directors – Directors Compensation" and "Executive Compensation" in the Proxy Statement and is hereby incorporated herein by reference; provided, however, that the subsection entitled "Executive Compensation – Report on Executive Compensation" shall not be deemed to be incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by this Item is included under the caption "Principal Shareholders" in the Proxy Statement and is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information required by this Item is included under the caption "Certain Transactions" in the Proxy Statement and is hereby incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) (1) Financial Statement and Schedules – The financial statements and financial statement schedules listed in the accompanying index to financial statement and financial statement schedules are filed as part of this Annual Report on Form 10-K and are incorporated herein by reference. See Index on page 17.

(2) Exhibits – The exhibits listed in the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K. See Index on page 37.

(b) Reports on Form 8-K:

No reports on Form 8-K were filed by the Company during the quarter ended December 31, 2001.

SIGNATURES

Pursuant to the requirement of Section 13 of 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C2, Inc.

Date: March 4, 2002

By: /s/ William T. Donovan
William T. Donovan, President & CEO

Pursuant to the requirements of the Securities Exchange Act of 1934 this 10-K report has been signed below on March 4, 2002 the following persons on behalf of the Registrant and in the capacity indicated.

Signature	
/s/ William T. Donovan William T. Donovan	President & Chief Executive Officer and a Director
/s/David J. Lubar David J. Lubar	Chairman and a Director
/s/ Nicholas F. Brady Nicholas F. Brady	Director
/s/ Sheldon B. Lubar Sheldon B. Lubar	Director
/s/ William H. Lacy William H. Lacy	Director
/s/ John A. Becker John A. Becker	Director
/s/ Betty J. White Betty J. White	Treasurer, Controller and Assistant Secretary

C2, INC.

FINANCIAL INFORMATION

FOR INCLUSION IN ANNUAL REPORT ON FORM 10-K

YEAR ENDED DECEMBER 31, 2001

C2, INC.
INDEX TO FINANCIAL INFORMATION

Page No.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of C2, Inc.:

We have audited the accompanying consolidated balance sheets of C2, Inc. and subsidiaries (a Wisconsin Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C2, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 8, 2002

C2, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Current Assets:		
Cash and cash equivalents	$ 2,539,000	$ 2,294,000
Accounts receivable, net	22,525,000	21,701,000
Inventories	9,640,000	8,575,000
Prepaids and other assets	4,709,000	3,630,000
Total current assets	39,413,000	36,200,000
Long-Term Assets:		
Property, plant and equipment, net	73,079,000	76,567,000
Goodwill, net	14,482,000	15,579,000
Other assets	1,777,000	1,554,000
Total long-term assets	89,338,000	93,700,000
Total assets	$128,751,000	$129,900,000
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current Liabilities:		
Current maturities of long-term debt	$ 3,167,000	$ 500,000
Line of credit	1,163,000	10,830,000
Accounts payable	14,181,000	12,873,000
Accrued liabilities	12,978,000	10,631,000
Total current liabilities	31,489,000	34,834,000
Long-Term Liabilities:		
Long-term debt, less current maturities	66,272,000	65,713,000
Other liabilities	2,334,000	1,853,000
Total long-term liabilities	68,606,000	67,566,000
Total liabilities	100,095,000	102,400,000
SHAREHOLDERS' EQUITY:		
Preferred stock, par value $.01 per share 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, par value $.01 per share; 50,000,000 shares authorized, 5,206,064 shares issued	52,000	52,000
Additional paid-in capital	20,371,000	20,371,000
Treasury stock at cost (124,200 shares)	(578,000)	(578,000)
Accumulated other comprehensive income	344,000	—
Retained earnings	8,467,000	7,655,000
Total shareholders' equity	28,656,000	27,500,000
	$128,751,000	$129,900,000

See notes to consolidated financial statements.

C2, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Revenues:			
Logistics Services	$ 147,663,000	$113,376,000	$96,132,000
Product Sales	64,782,000	70,074,000	49,544,000
	212,445,000	183,450,000	145,676,000
Costs and Expenses:			
Logistics Expenses	129,749,000	94,870,000	77,443,000
Cost of Product Sales	51,623,000	53,909,000	38,583,000
Depreciation and Amortization	8,153,000	7,895,000	7,519,000
Selling, General and Administrative	15,425,000	15,623,000	13,087,000
	204,950,000	172,297,000	136,632,000
Earnings from Operations	7,495,000	11,153,000	9,044,000
Other Income (Expense):			
Interest Expense, net	(5,051,000)	(5,899,000)	(4,644,000)
Merger-Related Expenses	—	—	(343,000)
Other Income (Expense), net	(45,000)	58,000	(18,000)
	(5,096,000)	(5,841,000)	(5,005,000)
Earnings before Income Taxes, Minority Interest and Extraordinary Item	2,399,000	5,312,000	4,039,000
Provision for Income Taxes	1,027,000	2,270,000	1,619,000
Net Earnings before Minority Interest and Extraordinary Item	1,372,000	3,042,000	2,420,000
Minority Interest	560,000	1,047,000	1,012,000
Net Earnings before Extraordinary Item	812,000	1,995,000	1,408,000
Extraordinary Item, net of Tax and Minority Interest	—	—	153,000
Net Earnings	$ 812,000	$1,995,000	$1,255,000
Basic Earnings per Share before Extraordinary Item	$ 0.16	$0.39	$0.27
Basic Earnings per share	$ 0.16	$0.39	$0.24
Diluted Earnings per Share before Extraordinary Item	$ 0.16	$0.38	$0.27
Diluted Earnings per Share	$ 0.16	$0.38	$0.24

See notes to consolidated financial statements.

C2, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

($000)	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Members Equity	Current Year Comprehensive Income (Loss)
Balance December 31, 1998	—	—	—	—	—	$ 35,457	—
Distribution to Christiana	—	—	—	—	—	(13,312)	—
Sale of Common Stock	$52	—	$20,358	—	—	—	—
Adjustments Related to the Acquisition of Total Logistic Control	—	—	—	$ 4,405	—	(22,145)	—
Net Earnings	—	—	—	1,255	—	—	$ 1,255
Total Comprehensive Income	—	—	—	—	—	—	$ 1,255
Balance, December 31, 1999	52	—	20,358	5,660	—	—	—
Purchase of Treasury Stock	—	$ (578)	—	—	—	—	—
Exercise Stock Options	—	—	13	—	—	—	—
Net Earnings	—	—	—	1,995	—	—	$ 1,995
Total Comprehensive Income	—	—	—	—	—	—	$ 1,995
Balance, December 31, 2000	52	(578)	20,371	7,655	—	—	
Unrealized Gains on Interest Rate Swaps	—	—	—	—	$344	—	$ 344
Net Earnings	—	—	—	812	—	—	812
Total Comprehensive Income	—	—	—	—	—	—	$ 1,156
Balance, December 31, 2001	$52	$(578)	$20,371	$ 8,467	$344	—	

See notes to consolidated financial statements.

C2, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 812,000	$ 1,995,000	$ 1,255,000
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and amortization	8,153,000	7,895,000	7,519,000
Gain on disposal of assets	(90,000)	(139,000)	(64,000)
Minority interest in income of subsidiaries	560,000	1,047,000	944,000
Deferred income tax provision	(122,000)	915,000	(728,000)
Changes in Assets and Liabilities:			
(Increase) in accounts receivable	(824,000)	(3,685,000)	(6,688,000)
(Increase) in inventories	(1,065,000)	(2,147,000)	(4,082,000)
(Increase) decrease in prepaids and other assets	(535,000)	(1,703,000)	2,407,000
Increase in accounts payable and accrued liabilities	3,777,000	4,391,000	3,811,000
Net cash provided by operating activities	10,666,000	8,569,000	4,374,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(4,377,000)	(9,845,000)	(7,435,000)
Businesses acquired, net of cash received	—	(8,284,000)	(13,089,000)
Proceeds from sale of fixed assets	397,000	562,000	908,000
Net cash used in investing activities	(3,980,000)	(17,567,000)	(19,616,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sale of stock	—	13,000	20,410,000
Borrowings on line of credit, net	(9,667,000)	8,060,000	2,769,000
Proceeds from issuance of long-term debt	7,128,000	—	18,276,000
Payment of amounts due to Christiana	—	—	(3,000,000)
Payment of long-term debt	(3,902,000)	(775,000)	(4,823,000)
Purchase of treasury stock	—	(578,000)	—
Distribution for income taxes	—	(381,000)	(134,000)
Distribution to Christiana related to merger agreement	—	—	(13,312,000)
Net cash (used in) provided by financing activities	(6,441,000)	6,339,000	20,186,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	245,000	(2,659,000)	4,944,000
BEGINNING CASH AND CASH EQUIVALENTS	2,294,000	4,953,000	9,000
ENDING CASH AND CASH EQUIVALENTS	$ 2,539,000	$ 2,294,000	$ 4,953,000
Supplemental Disclosures of Cash Flow Information			
Interest paid	$ 4,962,000	$ 5,977,000	$ 4,791,000
Amounts paid for income taxes	$ 1,506,000	$ 3,924,000	$ 1,922,000

See notes to consolidated financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business: C2 is a Milwaukee-based public company principally engaged in third-party integrated logistic and facility management services and equipment manufacturing. C2, Inc.'s operating units include Total Logistic Control, LLC, a provider of refrigerated and non-refrigerated third-party integrated logistic and facility management services, and Zero Zone, Inc., a manufacturer of refrigerated and freezer display cases used in grocery, convenience and drug store chains for retail merchandising of food, beverage and floral products.

Initial Public Offering: On March 4, 1999, C2, Inc. common shares were issued to subscribers contemporaneous with the distribution of the cash merger consideration attributable to the Christiana Companies, Inc. (formerly NYSE:CST) ("Christiana") and Weatherford International, Inc. (NYSE:WFT) ("Weatherford") transaction which closed on February 8, 1999. The stock offering was fully subscribed and 5,202,664 shares were issued at $4.00 per share. Total proceeds to the Company were $20,410,000, net of offering costs of $400,000.

Concentration of Credit Risk: In 2001 and 2000, two customers represented approximately 31.7 percent and 27.5 percent, respectively of total consolidated revenues. In 1999, one customer represented 16% of total consolidated revenues.

Principles of Consolidation: The consolidated financial statements include the accounts of C2, Inc. and its subsidiaries, Total Logistic Control, LLC and Zero Zone, Inc. All material intercompany transactions have been eliminated in consolidation.

Acquisitions: In connection with the above-mentioned merger, on February 8, 1999, C2, Inc. acquired a two-thirds interest in Total Logistic Control, LLC ("TLC") for $10,667,000. TLC provides integrated third-party logistic services which include refrigerated and non-refrigerated warehousing, transportation, logistic management services, facilities and operations management, food distribution, product fulfillment, international customs house brokerage and freight forwarding and packaging.

On March 12, 1999, C2, Inc. purchased 70.6 percent of the common stock of Zero Zone, Inc. ("Zero Zone") in connection with a $19,500,000 recapitalization plan for Zero Zone. C2, Inc. invested $3,000,000 in common stock and $1,500,000 in capital notes.

On September 1, 2000, TLC acquired substantially all the assets of the ProSource Group, Inc. located in Aurora, Il. ProSource provides dedicated third-party management to operate both manufacturing and distribution centers primarily for Fortune 500 consumer products companies.

On September 30, 2000, C2, Inc. purchased the remaining 33.3 percent of TLC for $8,284,000. As of September 30, 2000, TLC was a wholly-owned subsidiary of C2, Inc. The premium over the carrying value of minority interest was $992,000 all of which was allocated to TLC's fixed assets.

These acquisitions have been accounted for as purchase transactions.

Revenue Recognition: Logistic service revenues are recognized when goods are delivered to the customer or when services are provided. Costs and related expenses are recorded as incurred. Revenues and costs related to product sales are recognized when products are shipped to customers.

Prior to fiscal 2000, all of TLC's business was reflected as logistics revenue and logistics expense. A portion of TLC's business includes the purchase of product for resale. As a result, 2000 and prior periods have reclassified certain product related activities of TLC from logistics revenue and expenses to product sales and cost of product sales.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents consist of cash and U.S. Treasury securities having a maturity within three months of year end.

Accounts Receivable: Accounts receivable are presented net of an allowance for uncollectible accounts of $468,000 and $415,000 at December 31, 2001 and 2000, respectively. The provision for bad debts was $90,000, $110,000, and $82,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Inventories: Inventories at TLC consist of repair parts and commodities and other food products held for distribution under an exclusive logistic contract. These items are carried at their lower of FIFO (first-in, first-out) cost or market value. At Zero Zone, inventories are stated at the lower of FIFO cost or market value and include materials, labor and manufacturing overhead. As of December 31, 2001 and 2000, inventories are comprised of the following:

	2001	2000
Repair parts	$ 108,000	$ 130,000
Commodities and other	3,207,000	2,377,000
Raw materials and work in process	3,780,000	3,292,000
Finished goods	2,545,000	2,776,000
	$ 9,640,000	$ 8,575,000

Property, Plant and Equipment: Fixed assets are carried at cost, less accumulated depreciation, which is computed using both straight-line and accelerated methods for financial reporting purposes. The cost of major renewals and improvements are capitalized; repair and maintenance costs are expensed as incurred. Tires related to new equipment are included in the capitalized equipment cost and depreciated using the same methods as equipment. Replacement tires are expensed when placed in service. A summary of the cost of fixed assets, accumulated depreciation and the estimated useful lives for financial reporting purposes is as follows:

	At December 31,		Estimated
	2001	2000	Useful Lives
Land	$ 4,665,000	$ 4,665,000	—
Machinery and equipment	37,483,000	36,386,000	3-7 years
Buildings and improvements	80,152,000	78,504,000	30-40 years
Construction in progress	610,000	501,000	—
	122,910,000	120,056,000	
Less: Accumulated depreciation	(49,831,000)	(43,489,000)	
	$ 73,079,000	$ 76,567,000	

Accrued Liabilites: The major components of accrued liabilities are:

	At December 31,	
	2001	2000
Deferred revenue	$2,088,000	$600,000
Other	10,890,000	10,031,000
	$12,978,000	$10,631,000

Deferred revenue arises as handling revenue is billed on the front end when product is received at a warehouse. Revenue is fully earned when the product is delivered out of the warehouse. The portion related to handling when the product leaves the warehouse is treated as deferred revenue and recognized when the product is shipped.

Goodwill: Goodwill has been amortized on a straight-line basis over 40 years ($537,000 in 2001, $537,000 in 2000 and $469,000 in 1999, respectively). The accumulated amortization at December 31, 2001 and 2000 was $2,301,000 and $1,764,000, respectively. C2, Inc. continually evaluates whether events and circumstances have occurred that indicate the remaining useful life may warrant revision or that the remaining balance of goodwill may not be recoverable. C2, Inc. evaluates for possible impairment using an estimate of future discounted cash flows to measure whether the goodwill is impaired. If impaired, a loss is recognized for the amount by which the carrying value exceeds the fair value. No amounts were deemed impaired.

In June 2001, the FASB issued FAS Nos. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 31, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to periodic impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. The statement also requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill.

Effective January 1, 2002, all amortization expense on goodwill and intangible assets with indefinite lives ceased. The Company anticipates that the application of the nonamortization provisions will increase annual net income by approximately $537,000, or $0.11 per share as compared to 2001. During the first quarter of 2002, the Company performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. No amounts were deemed impaired.

Extraordinary Item: During the third quarter of 1999, Zero Zone completed a refinancing of its senior debt which entailed the issuance of both non-taxable and taxable industrial revenue bonds and an increase in its bank credit facility. A pretax extraordinary charge of $362,000 related to the debt refinancing was incurred during that quarter. The charge to C2, Inc. was $153,000, net of tax and minority interest.

Pro Forma Results: C2, Inc was organized to acquire 66.7 percent of Total Logistic Control, LLC in connection with a merger transaction between Christiana and Weatherford completed on February 8, 1999. On March 12, 1999, C2, Inc. acquired 70.6 percent of Zero Zone, Inc. On September 30, 2000, C2, Inc. acquired the remaining 33.3 percent of TLC. The consolidated financial statements for the year ended December 31, 1999 reflect the results of TLC from January 1, 1999 and of Zero Zone from March 12, 1999. Because the controlling ownership of TLC is deemed to be substantially the same before and after its acquisition by C2, Inc., historical financial statements for the year ended December 31, 1999 presents the results of operations of TLC, without regard to minority interest or capital structure changes. The following unaudited pro forma results of operations have been prepared assuming these acquisitions had occurred on January 1, 1999. This pro forma information is not necessarily indicative of those results of operations that would have occurred had the acquisitions been made on those dates, or of results which may occur in the future.

Pro Forma Operating Results	(Unaudited) At December 31, 2000	1999
Revenues	$183,450,000	$151,540,000
Earnings from operations	11,054,000	9,531,000
Net earnings before extraordinary item	1,703,000	1,290,000
Extraordinary item	—	153,000
Net earnings	1,703,000	1,137,000
Basic earnings per share before extraordinary item	0.33	0.25
Basic earnings per share	0.33	0.22
Diluted earnings per share before extraordinary item	0.32	0.24
Diluted earnings per share	0.32	0.21

Earnings per Share: Following is a reconciliation of basic and diluted earnings per share for the years ended December 31, 2001, 2000, and 1999.

	Year Ended December 31, 2001	2000	1999
Basic Earnings per Share:			
Net earnings available to common shareholders before extraordinary item	$ 812,000	$ 1,995,000	$ 1,408,000
Net earnings available to common shareholders	$ 812,000	$ 1,995,000	$ 1,255,000
Average shares of common stock outstanding	5,081,864	5,106,043	5,202,664
Basic earnings per share before extraordinary item	$ 0.16	$ 0.39	$ 0.27
Basic earnings per share	$ 0.16	$ 0.39	$ 0.24
Diluted Earnings per Share:			
Average shares of common stock outstanding	5,081,864	5,106,043	5,202,664
Incremental common shares applicable to common stock options	137,569	160,746	109,807
Average common shares assuming full dilution	5,219,433	5,266,789	5,312,471
Diluted earnings per share before extraordinary item	$ 0.16	$ 0.38	$ 0.27
Diluted earnings per share	$ 0.16	$ 0.38	$ 0.24

At December 31, 2001, options to purchase 50,000 shares were not included in the above calculation because the exercise price exceeded the average market price.

Advertising Costs: The Company expenses advertising costs as incurred. Total advertising expense was $222,000, $505,000 and $426,000 for 2001, 2000 and 1999, respectively. Advertising costs are charged to selling, general and administrative expenses.

Long-lived Assets: The Company continually evaluates whether events and circumstances have occurred that may indicate the remaining useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of discounted future cash flows over the remaining life of the long-lived assets to measure whether the long-lived assets are impaired. If impaired, a loss is recognized for the amount by which the carrying value exceeds the fair value.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards ("FAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." This statement established a single accounting model for long-lived assets to be disposed of by sale and provides additional implementation guidance for assets to be held and used and assets to be disposed of other than by sale. The statement supersedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and amends the accounting and reporting provisions of Accounting Principals Board Opinion No. 30 related to the disposal of a segment of a business. The statement is effective for fiscal years beginning after December 15, 2001. The Company has not yet determined the effect that the adoption of the standard will have on its financial position and results of operations.

Other Assets: Other assets represent primarily deferred charges and cash surrender value of officer's life insurance.

Reclassifications: Certain reclassifications have been made in the 2000 and 1999 statements to conform with 2001 presentation.

B. RELATED PARTY TRANSACTIONS:

The Company's headquarters shares offices with Lubar & Co. Incorporated. The office building in which C2, Inc. is headquartered is owned by 700 North Water LLC which is owned by Sheldon B. Lubar, David J. Lubar, the Lubar Family (90 percent) and William T. Donovan (5 percent). Sheldon B. Lubar and David J. Lubar are officers and directors of Lubar & Co. Incorporated, and each own 50 percent of its stock. The Company pays its pro rata share of the rent, utilities and other expenses of these premises (approximately $7,000 per month). A total of $78,000 was paid in 2001. Certain officers and employees of C2, Inc. also provide services to Lubar & Co. Incorporated. An allocation of compensation for services is based on time spent on the respective entity and is periodically reviewed.

In 2000 and 1999 TLC made contractual distributions to Christiana for income taxes of $381,000 and $134,000. Also during 1999, TLC made distributions related to dividends, note retirements and interest to Christiana of $13,312,000. These distributions to Christiana are reflected as reductions to Members' Equity in 1999.

C. INDEBTEDNESS:

The following is a summary of long term indebtedness as of December 31:

	2001	2000
Revolving credit agreement	$33,000,000	$53,300,000
Term loan	24,083,000	—
Bonds payable	8,420,000	8,920,000
Subordinated notes	3,936,000	3,993,000
	69,439,000	66,213,000
Less: Current portion of long-term debt	(3,167,000)	(500,000)
	$66,272,000	$65,713,000

On June 8, 2001, TLC entered into an amended and restated credit agreement with its bank group. The new credit facilities include a $40 million, 5-year reducing revolving credit agreement and a $25 million, 5-year term loan. Both facilities are secured by liens or security interests on substantially all of the assets of TLC and mortgages on its real estate. The revolving credit facility steps down $2 million per year beginning July 1, 2002, with a final maturity of $32 million on June 30, 2006. The term loan amortizes

$416,666 per quarter commencing September 30, 2001, with a final payment of $17,083,346 due on June 30, 2006. At December 31, 2001, outstandings under these facilities totaled $57,083,000. The interest rate on these facilities are LIBOR or prime rate based, at TLC's option, and vary pursuant to a pricing grid based on the ratio of TLC's funded debt to EBITDA, as defined in the credit agreement. At December 31, 2001, borrowings under these facilities carried an average interest rate of LIBOR plus 3 percent, or 5.92 percent. As of December 31, 2001, TLC was in compliance with all required covenants.

On September 28, 2001, TLC entered into two Interest Rate Swap agreements ("Swaps") which effectively fixed the interest rate payable by TLC on (a) $5,000,000 of outstanding debt for the period to October 2, 2004, and (b) $5,000,000 of outstanding debt for the period to June 30, 2006. The effective interest rate for each Swap was fixed at 3.92 percent and 4.47 percent, respectively, plus the LIBOR spread which is subject to reduction based on TLC's leverage ratio, as defined. At December 31, 2001, the fixed interest rates for the underlying principal under the Swap transactions were 6.92 percent and 7.47 percent, respectively.

On October 31, 2001, TLC entered into two more Swaps which effectively fixed the interest rate payable by TLC on (a) $5,000,000 of outstanding debt for the period to November 2, 2004 , and (b) $5,000,000 of outstanding debt through June 30, 2006. The effective interest rate for each Swap was fixed at 4.3175 percent and 3.6725 percent, respectively, plus the LIBOR spread which is subject to reduction based on TLC's leverage ratio, as defined. At December 31, 2001, the fixed interest rates for the underlying principal under the Swap transactions were 7.3175 percent and 6.6725 percent, respectively.

At TLC, the unrealized appreciation on these Swap transactions at December 31, 2001 was $231,000, which was recorded as a separate component of equity in other comprehensive income.

On August 31, 1999, Zero Zone completed new financing facilities with a major commercial bank. The facilities include:

- A revolving line of credit in the amount of $7,500,000. Interest on this line is at LIBOR or Prime based at the Company's option plus an amount that varies determined by the ratio of senior funded debt to EBITDA. At December 31, 2001, the interest rate was 3.644 percent. Outstanding borrowings under this facility at December 31, 2001 and 2000 were $1,163,000 and $3,830,000, respectively. Zero Zone's revolving credit requires the Company maintain a defined level of net worth and debt service coverage computed quarterly. Zero Zone was in compliance with all covenants at December 31, 2001 and 2000.

- A tax exempt Industrial Revenue Bond in the amount of $3,420,000. This bond has a 20-year life with no annual principal amortization. Interest is reset weekly and at December 31, 2001, it was 1.8 percent.

- A taxable Industrial Revenue Bond in the Amount of $5,000,000. This bond has annual payments of $500,000 commencing September 1, 2000 with a final payment due September 1, 2011. The effective life of this bond is 12 years. Interest is reset weekly and at December 31, 2001, was 2.1 percent.

- Both Industrial Revenue Bonds are secured by letters of credit issued by a major commercial bank and are secured by its assets.

- Subordinated notes in the amount of $2,350,000 payable to former shareholders of Zero Zone. These notes are payable $1,000,000 per year, commencing in March 2002 with a final maturity of $350,000, payable March 2004. Interest on these notes is 8 percent.

- Capital notes in the amount of $3,000,000, payable to existing shareholders of Zero Zone. These notes are payable in three equal installments beginning December 31, 2005. Interest on these notes is 8.5 percent of which 3.4 percent is payable in cash and 5.1 percent accrues as Payable in Kind (PIK) notes.

- At December 31, 2001, Zero Zone has subordinated PIK notes totaling $458,000, which accrue interest at 8.5 percent. These notes are payable on demand after March 12, 2004.

On November 2, 2001, Zero Zone entered into an Interest Rate Swap Agreement with a major commercial bank. This agreement effectively fixes the interest rate payable on the taxable Industrial Revenue Bond in the amount of $5,000,000 at 4.53 percent until August 1, 2011. At December 31, 2001, this Swap transaction had unrealized appreciation of $113,000.

C2, Inc. has a $15,000,000 unsecured line of credit, renewable annually. Borrowings under this line bear interest at either LIBOR plus 150 basis points, or prime at the Company's option. No compensating balances are required under the terms of this credit facility. There were no outstanding borrowings under this line at December 31, 2001.

As of December 31, 2001, the future maturities of consolidated indebtedness are as follows:

2002	$ 3,167,000
2003	3,167,000
2004	2,517,000
2005	4,167,000
2006	50,915,000
Thereafter	5,506,000

At December 31, 2001, the fair value of the long-term debt was not materially different from the carrying value.

D. INCOME TAXES:

The tax provision recorded by C2, Inc. for 2001, 2000 and 1999 represents taxes booked at the C2, Inc. level for corporate activity, operations related to Zero Zone and its share of TLC income.

The summary of the provision for income taxes is as follows:

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$ (511,000)	$ 846,000	$ 1,961,000
State	(90,000)	124,000	277,000
Deferred	1,628,000	1,300,000	(619,000)
	$ 1,027,000	$ 2,270,000	$ 1,619,000

The components of deferred income taxes are:

	At December 31,	
	2001	2000
Deferred Tax Assets:		
NOL carry forward	$ 850,000	—
AMT credit carry forward	323,000	—
Compensation related accruals	929,000	$ 527,000
Bad debt reserve	159,000	77,000
Other	434,000	463,000
Total Deferred Tax Assets (Included in Prepaids and other assets)	$ 2,695,000	$ 1,067,000
Deferred Tax Liabilities:		
Tax Over Book Depreciation (Included in Other liabilities)	$ 1,910,000	$ 1,254,000
Net Deferred Tax Asset (Liability)	$ 785,000	$ (187,000)

The net operating loss carry forward will expire in 20 years. The alternative minimum tax credit carry forward has an indefinite term. No valuation reserves were deemed necessary for these carry forwards.

A reconciliation of the statutory Federal income tax rate for years ended December 31, 2001 and 2000 are as follows:

	At December 31,	
	2001	2000
Statutory Federal income tax rate	34%	34%
Increase in taxes resulting from state income tax, net	6%	6%
Non-deductible goodwill amortization	4%	4%
Other, net	(2)%	(1)%
	42%	43%

E. STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS:

In 1999 the Company adopted a stock option and stock appreciation plan and has 520,000 shares of its common stock reserved for issuance under a stock option plan, which permits the granting of options as well as appreciation rights and awards. Options are granted at market values and vest ratably over one to five years. At December 31, 2001, 187,200 options were exercisable. No appreciation rights have been granted. The following table summarizes information concerning outstanding and exercisable options at December 31, 2001.

Year of Grant	No. of Options	Exercise Price	Vesting Period (yrs)	Vested at 12/31/01
1999	331,000	$ 4.00	5	132,400
2000	12,000	5.00	5	2,400
2000	12,000	5.25	5	2,400
2001	50,000	7.25	Immediate	50,000
	405,000			187,200

The weighted-average exercise price of total stock options outstanding at December 31, 2001 was $4.47 per share. Additionally, the weighted average remaining contractual life in years of stock options outstanding at December 31, 2001 was 8.0 years.

Changes in stock options outstanding are summarized as follows:

	Number of Options	**Exercise Price per Option**
Options granted in 1999	348,000	$ 4.00
Balance December 31, 1999	348,000	—
Options granted	12,000	5.00
Options granted	12,000	5.25
Options cancelled	(13,600)	(4.00)
Options exercised	(3,400)	(4.00)
Balance December 31, 2000	355,000	
Options granted	50,000	7.25
Balance December 31, 2001	405,000	

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 and has been determined as if the Company had accounted for its stock options under the fair value method as provided therein. The fair value of each option is estimated on the date of the grant using an option pricing model with the following weighted-average assumptions used for options issued in 2001, 2000 and 1999: risk-free interest rate of 6.5 percent, expected remaining life of 1 to 5 years depending on the terms of the options granted, expected volatility of 57.6 percent, and no expected dividends; for options issued in 2000 the expected volatility is 83.6 percent; for options issued in 2001 the expected volatility is 66.1 percent. The weighted average fair value of options granted in 2001 was $2.05.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period of 1 to 5 years. Set forth below is a summary of the Company's net earnings and earnings per share as reported and pro forma, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

	December 31, 2001		December 31, 2000	
	As Reported	Pro Forma	As Reported	Pro Forma
Net earnings	$ 812,000	$ 529,000	$1,995,000	$1,855,000
Basic earnings per share	$ 0.16	$ 0.10	$ 0.39	$ 0.36

The Company has 401(k) plans covering substantially all of its employees. The costs under these plans have not been material. The Company does not provide post-employment medical or life insurance benefits.

F. COMMITMENTS:

TLC and Zero Zone have operating leases for warehouse and office facilities and transportation equipment. Rental expense under these leases was $10,775,000, $9,098,000 and $6,606,000 in 2001, 2000 and 1999, respectively. At December 31, 2001, future minimum lease payments under noncancellable operating leases are as follows:

2002	$8,358,000
2003	7,090,000
2004	5,299,000
2005	4,196,000
2006	3,819,000
Thereafter	5,708,000

G. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES:

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Prior to 2001, there were no derivative financial instruments outstanding. As of December 31, 2001, interest rate swaps are the only derivative financial instruments held by the Company. These interest rate swaps were put into place during 2001 in an effort to manage certain interest rate risks. The interest rate swaps, designated as cash flow hedging relationships, were entered in an effort to mitigate the risk of rising interest rates in future periods by converting certain floating rate debt instruments into fixed rate debt. As these interest rate swaps are deemed to be effective, gains and losses on these instruments are deferred in other comprehensive income and recognized in interest expense over the period in which the Company accrues interest expense on the related debt instruments. See Note C.

H. SEGMENT INFORMATION:

Prior to 2000 C2, Inc. divided its operations into three discrete segments – warehousing services, logistic services and product sales. In recent years C2, Inc.'s subsidiary, TLC, has operated increasingly as a fully integrated logistic service provider which has resulted in a change in the composition of its reportable segments in conformance with SFAS No. 131. TLC's integrated logistic services include providing warehousing, transportation, distribution services, packaging and food processing and facility management services. C2, Inc. now presents its operations in two segments, logistic services and product sales. Product sales includes the purchase for resale of certain food products by TLC and open and glass-door refrigerated and frozen display cases manufactured and sold by Zero Zone. Products within this segment are sold primarily to grocery, municipal school districts, convenience and drug store chains throughout the United States. These operating segments are determined based upon the primary services and product lines provided to customers. These operating segments are restated for fiscal 1999 to conform with the changes in segment composition for 2000.

The accounting policies used by C2, Inc.'s business segments are the same accounting policies used in the preparation of its financial statements. Segment profit is revenues less direct and allocable operating expenses and selling, general and administrative expenses. Corporate items include interest income, amortization expense, selling, general and administrative expenses, other income/expense and income taxes at the corporate level only. All TLC depreciation and amortization has been included as a component of logistic services segment profit. Corporate assets are principally cash and cash equivalents, selected goodwill, prepaid items and certain non-operating fixed assets. Corporate capital expenditures consist primarily of computer equipment and software.

Financial information by business segment is as follows:

	Logistic Services	Product Sales	Corporate	Total
2001				
Revenues	$147,663,000	$64,782,000	$ —	$212,445,000
Interest expense	4,138,000	935,000	203,000	5,276,000
Segment net earnings	326,000	805,000	(319,000)	812,000
Total assets	96,745,000	22,167,000	9,839,000	128,751,000
Capital expenditures	3,600,000	763,000	14,000	4,377,000
Depreciation and amortization	6,933,000	1,206,000	14,000	8,153,000
2000				
Revenues	$113,376,000	$70,074,000	$ —	$183,450,000
Interest expense	4,814,000	1,128,000	148,000	6,090,000
Segment net earnings	264,000	1,997,000	(266,000)	1,995,000
Total assets	94,582,000	25,094,000	10,224,000	129,900,000
Capital expenditures	8,200,000	1,632,000	13,000	9,845,000
Depreciation and amortization	7,142,000	741,000	12,000	7,895,000
1999				
Revenues	$ 96,132,000	$49,544,000	—	$145,676,000
Interest expense	3,885,000	1,070,000	—	4,955,000
Extraordinary item, net	—	153,000	—	153,000
Segment net earnings	(22,000)	1,384,000	(107,000)	1,255,000
Total assets	90,606,000	27,113,000	5,908,000	123,627,000
Capital expenditures	5,899,000	1,531,000	5,000	7,435,000
Depreciation and amortization	6,760,000	759,000	—	7,519,000

I. SUBSEQUENT EVENTS:

On February 5, 2002, Zero Zone acquired the assets and assumed certain liabilities of Systematic Refrigeration, Inc. Additional consideration is contingent upon Systematic achieving certain future performance targets through 2006. Systematic, located in Ramsey, Minnesota, is a supplier of refrigeration systems to the retail grocery industry and various industrial markets. Systematic is an independent producer of refrigeration systems with annual revenues of approximately $10,000,000. The company will be operated under the trade name Zero Zone Refrigeration.

On January 8, 2002, Zero Zone entered into a second Interest Rate Swap Agreement with a major commercial bank. This agreement fixed the interest rate on the tax-exempt Industrial Revenue Bond in the amount of $3,420,000 at 4.135 percent until January 3, 2012.

C2, INC AND SUBSIDIARIES
QUARTERLY FINANCIAL INFORMATION (1)
(unaudited)

	Quarter Ended				
	March	June	September	December	Total
2001					
Revenues	$48,930,000	$54,928,000	$52,862,000	$55,725,000	$212,445,000
Earnings from operations	2,174,000	2,310,000	1,376,000	1,635,000	7,495,000
Earnings before taxes and minority interest	727,000	1,002,000	172,000	498,000	2,399,000
Net earnings	282,000	307,000	3,000	220,000	812,000
Basic earnings per share	0.06	0.06	0.00	0.04	0.16
Diluted earnings per share	0.05	0.06	0.00	0.04	0.16(1)
2000					
Revenues	$46,507,000	$43,929,000	$45,081,000	$47,933,000	$183,450,000
Earnings from operations	2,825,000	3,176,000	2,543,000	2,609,000	11,153,000
Earnings before taxes and minority interest	1,447,000	1,686,000	1,111,000	1,068,000	5,312,000
Net earnings	546,000	636,000	426,000	387,000	1,995,000
Basic earnings per share	0.11	0.13	0.08	0.08	0.39(1)
Diluted earnings per share	0.10	0.12	0.08	0.08	0.38

FIVE YEAR FINANCIAL INFORMATION (2)

	Year Ended December 31				
	2001	2000	1999	1998	1997
Revenues	$212,445,000	$183,450,000	$145,676,000	$90,610,000	$90,100,000
Net Earnings	812,000	1,995,000	1,255,000	4,375,000	13,571,000
Basic Earnings Per Share	0.16	0.39	0.24	0.84	2.61
Total Assets	128,751,000	129,900,000	123,627,000	87,061,000	89,434,000
Long-Term Liabilities	68,606,000	67,566,000	67,432,000	38,607,000	36,967,000
Shareholders' Equity	28,656,000	27,500,000	26,070,000	35,457,000	42,839,000

(1) Difference due to rounding.
(2) The fiscal years ended December 31, 1998 and 1997 reflect the historical financial information of Christiana Companies, Inc. of which TLC was a part.

CORPORATE INFORMATION

DIRECTORS

John A. Becker
Retired Vice Chairman & COO
Firstar Corporation

Nicholas F. Brady
Chairman
Darby Overseas Investments, LTD.

William T. Donovan
President & CEO
C2, Inc.

William H. Lacy
Retired Chairman & CEO
MGIC Investment Corporation

David J. Lubar
Chairman
C2, Inc.

Sheldon B. Lubar
Chairman
Lubar & Co.

OFFICERS

William T. Donovan
President and Chief Executive Officer

David J. Lubar
Chairman

Øyvind Solvang
Vice President
Business Development

David E. Beckwith
Secretary

Betty J. White
Treasurer, Controller and
Assistant Secretary

Gary R. Sarner
Chief Executive Officer
Total Logistic Control, LLC

Jack Van der Ploeg
Chief Executive Officer
Zero Zone, Inc.

TRANSFER AGENT AND REGISTRAR

U.S. Bank, N.A. Corporate Trust Services
P.O. Box 2077
Milwaukee, Wisconsin 53201

CORPORATE HEADQUARTERS

700 N. Water, Suite 1200
Milwaukee, WI 53202
Telephone: (414) 291-9000
Facsimile: (414) 291-9061

WEB SITE (www.C2-inc.com)

The C2, Inc. web site contains detailed company information, news releases, and print-formatted SEC-filing financials. To receive e-mails with C2 news releases, sign up via the Inquiry Section of the website.

EXCHANGE LISTING

C2, Inc. common stock trades on the Nasdaq Stock Market ® under the symbol: CTOO

ANNUAL MEETING

C2, Inc. Annual Meeting of Shareholders will be held at 9:00 a.m. on April 23, 2002 at the Galleria Conference Room, 777 East Wisconsin Avenue, Milwaukee, Wisconsin.

INDEX TO EXHIBITS

Exhibit No.	Brief Description of Exhibit
2.1	Amended and Restated Agreement and Plan of Merger, dated as of October 14, 1998, by and among Christiana Acquisition Co., Weatherford International, Inc., Christiana Companies, Inc. and C2, Inc. [Incorporated by referenced to Exhibit 2.1 to C2, Inc.'s Form S-1 Registration Statement (Reg. No. 333-460270)].
2.2	Purchase Agreement dated as of December 12, 1997, as amended by amendment No. 1 dated May 26, 1998 and Amendment No. 2 dated October 13, 1998, by and among Weatherford International, Inc., Total Logistic Control, LLC, Christiana Companies, Inc. and C2, Inc. [Incorporated by referenced to Exhibit 2.2 C2, Inc.'s Form S-1 Registration Statement (Reg. No. 333-46027)].
2.3	Recapitalization Agreement by and among C2, Inc., Zero Zone, Inc. and the shareholders of Zero Zone, Inc. [Incorporated by referenced to Exhibit 2.1 to C2, Inc.'s Current Report on Form 8-K dated March 12, 1999 and filed on March 29,1999].
3.1	C2, Inc.'s Amended and Restated Articles of Incorporation. [Incorporated by reference to Exhibit 3.1 to C2, Inc.'s Form S-1 Registration Statement (Reg. No. 333-46027)].
3.2	C2, Inc.'s Amended and Restated Bylaws. [Incorporated by reference to Exhibit 3.2 to C2, Inc.'s Form S-1 Registration Statement (Reg. No. 333-46027)].
10.1	Form of Credit Agreement, by and among Total Logistic Control, LLC, Firstar Bank, N.A., individually and as agent, and the lenders that are a party thereto. [Incorporated by reference to Exhibit 10.1 to C2, Inc.'s Form S-1 Registration Statement (Reg. No. 333-46027)].
10.2	Form of First Amended and Restated Operating Agreement, by and between C2, Inc. and Christiana Companies, Inc. [Incorporated by reference to Exhibit 10.2 to C2, Inc.'s Form S-1 Registration Statement (Reg. No. 333-46027)]
10.3	C2, Inc. 1998 Equity Incentive Plan [Incorporated by reference to Exhibit 10.2 to C2, Inc.'s Form S-1 Registration Statement (Reg. No. 333-46027)].
10.4	Asset Purchase Agreement dated September 5, 2000 between Total Logistic Control, LLC and the ProSource Group, Inc.
10.5	Amendment of Asset Purchase Agreement dated September 5, 2000 between Total Logistic Control, LLC and the ProSource Group, Inc.
21	Company's Subsidiaries.
23	Consent of Arthur Andersen, LLP
99	The Proxy Statement for the 2002 Annual Meeting of Shareholders will be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of the company's fiscal year. [Except to the extent specifically incorporated by reference, the Proxy Statement for the 2002 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K].

C2, INC.

EXHIBIT 21 - SUBSIDIARIES

This exhibit sets forth the Registrant's corporate subsidiaries at December 31, 2001 and their states of incorporation. These subsidiaries do business under their own corporate names and are included in the Consolidated Financial Statement.

	Jurisdiction of	C2, Inc. Ownership	
Name	Incorporation	Direct	Indirect
Dedicated Facility Solutions, LLC	Delaware		100%
TLC Holdings, Inc.	Wisconsin	100%	
Total Logistic Control, LLC	Delaware	99%	1%
Zero Zone, Inc.	Wisconsin	70.6%	

Corporate Headquarters
700 North Water Street, Suite 1200
Milwaukee, WI 53202
Tel: 414-291-9000 Fax: 414-291-9061
www.c2-inc.com